UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
Name:	Junji Kobayashi
Title:	Senior Manager

Date:      April 26, 2019

April 26, 2019

To All

Company name:	ALPS ALPINE CO., LTD.
Representative:	Toshihiro Kuriyama,
Representative Director, President & CEO
(Code no.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi, Senior Manager,
Corporate Planning Operations
TEL+81-3-5499-8026 (IR Direct)

Notice Regarding the Status of the Total Number of Own Shares Acquired
(Acquisition of own shares pursuant to the provisions of its Articles of Incorporation in accordance with
Article 165, paragraph 2 of the Companies Act)

ALPS ALPINE CO., LTD. (the “Company”) hereby announces as follows the total number of its own shares acquired as of yesterday (April 25, 2019) under Article 156, which is applicable in accordance with Article 165, paragraph 3 of the Companies Act, which was announced on January 29, 2019.

Particulars

1.	Class of shares to be acquired	The Company’s common stock
2.	Total number of acquirable shares	10,240,700 shares (progression rate: 51.20%)
3.	Aggregate amount of acquisition cost	¥23,392,335,135 (progression rate: 82.19%)
4.	Period of acquisition	From January 30, 2019 to April 25, 2019
5.	Method of acquisition	Purchase on the floor of the Tokyo Stock Exchange

(Reference)
Terms of the acquisition of own shares for which a resolution was adopted at the meeting of the Board of Directors held on January 29, 2019.
(Acquisition of own shares with the aim of improving capital efficiency and responding to dilution that may occur due to the business integration and share exchange between the Company and Alpine Electronics, Inc.)
1.	Class of shares to be acquired	Common stock
2.	Total number of acquirable shares	20,000,000 shares (maximum) (Percentage compared to the total number of shares outstanding (excluding own shares): 9.14%)
3.	Aggregate amount of acquisition cost	¥28,400,000,000 (maximum)
4.	Period of acquisition	From January 30, 2019 to June 28, 2019
5.	Method of acquisition	Purchase on the floor of the Tokyo Stock Exchange